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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 8
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         FIRSTCITY FINANCIAL CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         FIRSTCITY FINANCIAL CORPORATION
                                JAMES R. HAWKINS
                                JAMES T. SARTAIN
                                 RICHARD E. BEAN
                        (NAME OF FILING PERSONS (ISSUER))

                 NEW PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   33761X 305
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES T. SARTAIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FIRSTCITY FINANCIAL CORPORATION
                               6400 IMPERIAL DRIVE
                                WACO, TEXAS 76712
                                 (254) 751-1750

                                 WITH COPIES TO:

   BRIAN D. BARNARD                                  RICHARD J. VANDER WOUDE
 HAYNES AND BOONE, LLP                                SENIOR VICE PRESIDENT,
    201 MAIN STREET                               GENERAL COUNSEL AND SECRETARY
      SUITE 2200                                 FIRSTCITY FINANCIAL CORPORATION
FORT WORTH, TEXAS 76102                                6400 IMPERIAL DRIVE
    (817) 347-6600                                      WACO, TEXAS 76712
                                                         (254) 751-1750

          (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEMS 1 THROUGH 11 AND 13.

            This Amendment No. 8 amends and supplements the combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the "Schedule TO") as initially filed on June 11, 2002 by FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), James R. Hawkins ("Hawkins"), James T. Sartain ("Sartain"), and Richard E. Bean ("Bean" and together with Hawkins and Sartain, the "Filing Persons"). The Schedule TO relates to the offer (the "Offer") by FirstCity to exchange each issued and outstanding share of its New Preferred Stock, par value $0.01 per share (the "New Preferred Stock"), for, at the election of the holder of the New Preferred Stock, either (a) two shares of FirstCity common stock, par value $0.01 per share, and cash totaling $10.00 or (b) three shares of FirstCity common stock and cash totaling $8.00 (the "Exchange Consideration"), on the terms and subject to the conditions described in the Prospectus, dated October 28, 2002, as amended and supplemented by the Prospectus Supplement dated November 27, 2002, and in the related Letter of Transmittal, copies of which have been filed as exhibits (a)(1) and (a)(2) to the Schedule TO.

ITEM 12.      EXHIBITS.

Item 12 is hereby supplemented and amended as follows:

(a)(8)   --    Press release, dated December 4, 2002, extending the Offer
               (incorporated by reference to the filing on December 4, 2002 by FirstCity pursuant to Rule 425 under the Securities Act of 1933, as amended).

(d)(8)   --    Form of Stock Pledge Agreement, among FirstCity, FirstCity
               Funding GP Corp. and The Governor and Company of the Bank of Scotland.

(d)(9)   --    Form of Collateral Assignment of Partnership and LLC Interests,
               among FirstCity Consumer Lending Corporation, FirstCity
               Funding L.P. and The Governor and Company of the Bank of Scotland.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 4, 2002          FIRSTCITY FINANCIAL CORPORATION


                                 By:          /s/ James T. Sartain
                                    ------------------------------------------
                                                  James T. Sartain
                                       President and Chief Executive Officer



                                              /s/ James R. Hawkins
                                    ------------------------------------------
                                                  James R. Hawkins



                                              /s/ James T. Sartain
                                    ------------------------------------------
                                                  James T. Sartain



                                              /s/ Richard E. Bean
                                    ------------------------------------------
                                                  Richard E. Bean




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                                 EXHIBIT INDEX

EXHIBIT
NUMBER            EXHIBIT NAME
------            ------------

(a)(1)     --     Prospectus, dated October 28, 2002, relating to shares of
                  FirstCity Common Stock to be issued in the Offer (incorporated by reference to FirstCity's filings on October 28, 2002, pursuant to Rule 424(b)(3) under the Securities Act of 1933).

(a)(2)     --     Form of Letter of Transmittal (included as Appendix A to
                  the Prospectus previously filed pursuant to Rule 424(b)(3) on October 28, 2002)

(a)(3)     --     Form of Notice of Guaranteed Delivery (previously filed as
                  Exhibit 99(a)(3) to FirstCity's Tender Offer Statement on
                  Schedule TO and Rule 13e-3 Transaction Statement filed on June
                  11, 2002).

(a)(4)     --     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (previously filed as Exhibit
                  99(a)(4) to FirstCity's Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed on June 11, 2002).

(a)(5)     --     Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees
                  (previously filed as Exhibit 99(a)(5) to FirstCity's Tender
                  Offer Statement on Schedule TO and Rule 13e-3 Transaction
                  Statement filed on June 11, 2002).

(a)(6)     --     Press release, dated November 26, 2002, extending the Offer
                  (previously filed as Exhibit 99(a)(6) to FirstCity's Tender
                  Offer Statement on Schedule TO and Rule 13e-3 Transaction
                  Statement filed on November 26, 2002).

(a)(7)     --     Press release, dated November 27, 2002, concerning execution of letter agreement (previously filed as Exhibit 99(a)(7) to FirstCity's Tender Offer Statement on Schedule TO and Rule
                  13e-3 Transaction Statement filed on November 27, 2002).

(a)(8)     --     Press release, dated December 4, 2002, extending the Offer
                  (incorporated by reference to the filing on December 4, 2002 by FirstCity pursuant to Rule 425 under the Securities Act of 1933, as amended).

(c)(1)     --     Fairness Opinion of Keefe, Bruyette & Woods dated May 22,
                  2002 (included as Appendix B to the Prospectus previously filed pursuant to Rule 424(b)(3) on October 28, 2002).

(c)(2)     --     Presentation of Keefe, Bruyette & Woods, Inc.  to the Special
                  Committee of FirstCity, dated March 20, 2002 (previously filed as Exhibit 99(c)(2) to FirstCity's Amendment No. 1 to Tender
                  Offer Statement on Schedule TO and Rule 13e-3 Transaction
                  Statement filed on July 26, 2002).

(c)(3)     --     Presentation of Keefe, Bruyette & Woods, Inc.  to the Board of
                  Directors of FirstCity, dated March 26, 2002 (previously filed as Exhibit 99(c)(3) to FirstCity's Amendment No. 1 to Tender
                  Offer Statement on Schedule TO and Rule 13e-3 Transaction
                  Statement filed on July 26, 2002).

(c)(4)     --     Presentation of Keefe, Bruyette & Woods, Inc. to the Special
                  Committee, dated September 27, 2002 (previously filed as
                  Exhibit 99(c)(4) to FirstCity's Amendment No. 3 to Tender
                  Offer Statement on Schedule TO and Rule 13e-3 Transaction
                  Statement filed on September 30, 2002).

(c)(5)     --     Presentation of Keefe, Bruyette & Woods, Inc. to the Board
                  of Directors of FirstCity, dated September 27, 2002
                  (previously filed as Exhibit 99(c)(5) to FirstCity's Amendment
                  No. 3 to Tender Offer Statement on Schedule TO and Rule 13e-3
                  Transaction Statement filed on September 30, 2002).

(d)(1)     --     Securities Purchase Agreement, dated June 11, 2002, among
                  FirstCity, FirstCity Consumer Lending Corporation, FirstCity
                  Funding, L.P., FirstCity Funding GP Corp., IFA Drive GP
                  Holdings LLC, IFA Drive LP Holdings LLC, Drive Holdings LP and
                  Drive Financial Services LP (previously filed as


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EXHIBIT
NUMBER            EXHIBIT NAME
------            ------------

                  Exhibit 99(d)(1) to FirstCity's Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed on June 11, 2002).

(d)(2)     --     Amended and Restated Letter of Intent, dated May 25, 2002, among FirstCity and the FCHC Group (previously filed as Exhibit 99(3)(2) to FirstCity's Tender Offer Statement on
                  Schedule TO and Rule 13e-3 Transaction Statement filed on June
                  11, 2002).

(d)(3)     --     Confirmation of Intent to Tender Shares of New Preferred
                  Stock, by each of James R. Hawkins, James T. Sartain, Richard
                  E. Bean, Dane Fulmer, Robert E. Garrison, and C. Ivan Wilson
                  (previously filed as Exhibit 99(d)(3) to FirstCity's Amendment
                  No. 1 to Tender Offer Statement on Schedule TO and Rule 13e-3
                  Transaction Statement filed on July 26, 2002).

(d)(4)     --     Commitment Letter, dated September 25, 2002, between FirstCity
                  Financial Corporation and BoS(USA), Inc.(filed as Exhibit
                  10.50 to FirstCity's Pre-Effective Amendment No. 3 to its
                  Registration Statement on Form S-4 filed on September 30, 2002 and incorporated by reference).

(d)(5)     --     Letter Agreement, dated November 26, 2002, between
                  FirstCity Consumer Lending Corporation and The Governor and
                  Company of the Bank of Scotland, including Form of Promissory
                  Note to be executed by FirstCity Consumer Lending Corporation, payable to The Governor and Company of the Bank of Scotland
                  (previously filed as Exhibit 99(d)(5) to FirstCity's Amendment
                  No. 7 to Tender Offer Statement on Schedule TO and Rule 13e-3
                  Transaction Statement filed on November 27, 2002).

(d)(6)     --     Form of Fee Letter, among FirstCity, FirstCity Consumer
                  Lending Corporation and The Governor and Company of the Bank of Scotland (previously filed as Exhibit 99(d)(6) to FirstCity's Amendment No. 7 to Tender Offer Statement on
                  Schedule TO and Rule 13e-3 Transaction Statement filed on
                  November 27, 2002).

(d)(7)     --     Form of Guarantee Agreement, by FirstCity in favor of The
                  Governor and Company of the Bank of Scotland (previously filed as Exhibit 99(d)(7) to FirstCity's Amendment No. 7 to Tender
                  Offer Statement on Schedule TO and Rule 13e-3 Transaction
                  Statement filed on November 27, 2002).

(d)(8)     --     Form of Stock Pledge Agreement, among FirstCity, FirstCity
                  Funding GP Corp. and The Governor and Company of the Bank of
                  Scotland.

(d)(9)     --     Form of Collateral Assignment of Partnership and
                  LLC Interests, among FirstCity Consumer Lending Corporation,
                  FirstCity Funding L.P. and The Governor and Company of the
                  Bank of Scotland.



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